Exhibit 10.1

DATED 2 FEBRUARY 2010

(1) BRAKE PARTS INC. (2) KLARIUS GROUP LIMITED (3) AUTO HOLDING PARIS S.A.S.

SALE AND PURCHASE AGREEMENT

relating to the Quinton Hazell Group of Companies

SCHEDULE 1

SCHEDULE 2

CLOSING OBLIGATIONS

SCHEDULE 3

TRANSITIONAL SERVICES AGREEMENT

SCHEDULE 4

ALLOCATION OF (ESTIMATED) PURCHASE PRICE

SCHEDULE 5

PART I

FORM OF WORKING CAPITAL STATEMENTS

PART II

FORM OF CASH STATEMENTS

SCHEDULE 6

REQUIREMENTS FOR WORKING CAPITAL STATEMENTS AND CASH STATEMENTS

SCHEDULE 7

NEUTRAL AUDITORS

SCHEDULE 8

PART 1 - SELLER’S WARRANTIES

PART 2 - TAX WARRANTIES

SCHEDULE 9

LIST OF INDIVIDUALS FOR KNOWLEDGE QUALIFICATION

SCHEDULE 10

DISCLOSURE LETTER

SCHEDULE 11

PURCHASERS’ WARRANTIES

SCHEDULE 12

TAX INDEMNITY

SCHEDULE 13

EMPLOYEES

SCHEDULE 14

RETIREMENT BENEFIT ARRANGEMENTS

SCHEDULE 15

PROPERTIES

SCHEDULE 16

PUBLIC REGISTRIES

SCHEDULE 17

GUARANTEES

SCHEDULE 18

ENVIRONMENTAL PROVISIONS AND THE COLWYN BAY SITE

ANNEXURE

ACCOUNTS

Agreed Form Documents

Transitional Services Agreement (clause 1.1)

Supply Agreement (clause 1.1)

Deed of Release (clause 1.1)

Disclosure Letter (clause 6.2)

Indemnity for lost share certificates (paragraph 1 of Schedule 2)

Power of Attorney (paragraph 1 of Schedule 2)

Letters of Resignation (paragraph 1 of Schedule 2)

Board Resolution (paragraph 1 of Schedule 2)

Deed of Assignment (paragraph 1 of Schedule 2)

Deed of Guarantee (paragraph 1 of Schedule 2)

Annexure

Accounts

This SALE AND PURCHASE AGREEMENT is made on 2 February 2010

BETWEEN:

(1)	BRAKE PARTS INC. a corporation incorporated in the state of Delaware, USA, and having its headquarters address at 4400 Prime Pkwy, McHenry, IL 60050-7003, USA (“Seller”);

(2)	KLARIUS GROUP LIMITED, a company registered in England and Wales under company number 06300593 and having its registered office address at Manitube Plant, Brookhouse Industrial Estate, Stoke-on-Trent, Staffordshire ST10 1UF (“KGL”); and

(3)	AUTO HOLDING PARIS S.A.S., a company registered in France under company number 519 570 808 and having its registered office at 98 BIS Bd de la Tour, Maubourg, 75007, Paris, France (“AHP”).

WHEREAS:

(A)	The Group conducts the Operations through the Companies and the Subsidiaries.

(B)	Seller provided Purchasers and their representatives and advisors access to the Data Room containing information about the Group and the Operations.

(C)	Accordingly, Seller wishes to sell to Purchasers, and Purchasers wish to purchase from Seller, the entire issued share capital of each of the Companies and the Subsidiaries on the terms and conditions set forth in this Agreement.

IT IS AGREED AS FOLLOWS:

1.	INTERPRETATION

In this Agreement, unless the context otherwise requires, the provisions in this clause 1 apply throughout.

1.1	Definitions

Capitalised words, including those used in the preamble and recitals to this Agreement, shall have the following meaning ascribed to them:

“Accounting Principles” has the meaning set forth in paragraph 1(a) of Schedule 6.

“Accounts” means: (i) the balance sheet and statement of income as of and for the fiscal year ended 31 December 2008 for the Group; and (ii) the balance sheet and statement of income as of and for the fiscal year ended 31 December 2009 for the Group, true copies of which comprise the Annexure to this Agreement.

“Accrued Payroll and Employee Benefits” means accrued payroll and employee benefits expenses in relation to the Group, comprising those Hyperion sub-accounts identified in Part I of Schedule 5 and as more particularly described in Schedule 6, but excluding any accrued expenses in respect of the Defined Benefit Arrangements.

“Affiliate” means, with respect to a Party, any holding company of that Party, or any person with respect to which that Party or any such holding company now or hereafter, directly or indirectly, holds more than fifty (50%) per cent. of the nominal value of the share capital issued, or more than fifty (50%) per cent. of the voting power at general meetings, or has the power to appoint and to dismiss a majority of the directors or otherwise to direct the activities of such person.

“Affinia France Shares” means 145,076 fully paid ordinary shares of €100 each in the capital of Affinia Holding S.A.S, comprising 100 per cent. of the issued share capital of Affinia Holding S.A.S immediately prior to Closing.

“Agreement” means this sale and purchase agreement, including the Recitals and the Schedules thereto.

“AHP Shares” means the QH Deutschland Shares and the Affinia France Shares.

“Bid Value” means €8,750,000 (eight million seven hundred and fifty thousand Euros).

“Business Day” means a calendar day, other than a Saturday or a Sunday, on which commercial banks in London, England are generally open for normal business.

“Business Name(s)” means each of “Quinton Hazell”, “QH”, “LIP”, “LIP GAS TEC”, “CI”, “LIP SPORT”, “FRIESEN”, “KROOKLOK”, “LIPMESA”, “COMMERCIAL IGNITION”, “BIG X”, “CLIM CAR”, “MOPROD”, “SUPRA” and “SILVERLINE” and any part or abbreviation thereof or combination of any of them and any logo, device, format or style in or with which any such name or part or abbreviation of it is or has been used by any Group Company, together with all such rights as Seller or any other member of Group may have to use such name, part, abbreviation, combination, logo, device, format or style.

“Cash” means either physical legal tender or immediately available funds kept in a bank account (whether restricted or unrestricted), comprising those Hyperion sub-accounts identified in Part II of Schedule 5.

“Cash Statements” means the Estimated Cash Statement and the Final Cash Statement.

“Closing” means the performance of the actions set forth in clause 4.2.

“Closing Date” means the date on which Closing occurs.

“Colwyn Bay Site” means the land and buildings at Glan-y-Wern Road, Mochdre, Colwyn Bay, United Kingdom.

“Colwyn Bay Sale Agreement” means the sale agreement between QHAL and Sitequest Limited dated 21 January 2010 in relation to the sale of the Colwyn Bay Site by QHAL to Sitequest Limited.

“Companies” means Quinton Hazell Automotive Limited, Quinton Hazell Deutschland GmbH, Quinton Hazell Italia Spa and Affinia Holding S.A.S., brief details of which are set out in Part A of Schedule 1 and “Company” means any one of them or the relevant one of them, as the context requires.

“Corporate Services” means the following services provided to the Group by Seller’s Group prior to Closing: (i) legal; (ii) tax; (iii) insurance; (iv) treasury (including cash-pool, hedging and banking services); (v) corporate accounting, audit and control; (vi) information technology (including WAN links and support, e-mail, infrastructure services, hardware support and Hyperion); (vii) environmental and health & safety; and (viii) corporate communications.

“Data Room” means the data room containing documents and information relating to the Group made available by Seller, the index of which has been initialed by or on behalf of each of the Parties and a copy of which is contained on a disk which has been initialled by or on behalf of each of the Parties.

“Deed of Assignment” means the deed of assignment in respect of the Logistics Services Agreement to be entered into between Affinia Group Inc. and KGL in the agreed terms.

“Deed of Guarantee” means the deed of guarantee in the agreed terms between the Group Companies (excluding QHAL, Quinton Hazell Belgium N.V., Affinia Automotive (Ireland) Limited, Quinton Hazell Limited and Quinton Hazell Polska Sp. zo.o) and Seller.

“Deed of Release” means the deed of release in the agreed terms relating to the release of the Pledge.

“Deferred Payment” shall have the meaning given in the Colwyn Bay Sale Agreement.

“Defined Benefit Arrangements” means those retirement benefit arrangements of the Group listed in Part I of Schedule 14.

“Disclosed” means fairly disclosed in such detail as to identify the nature and scope of the matter concerned.

“Disclosure Bundle” means the attachments to the Disclosure Letter which are initialled by or on behalf of the parties for the purposes of identification and listed in an index which is also attached to the Disclosure Letter.

“Disclosure Letter” means the document (together with its attachments (including the Disclosure Bundle)) in the agreed terms disclosing information constituting exceptions to Seller’s Warranties, comprising Schedule 10 to this Agreement.

“Effective Time” means 12.00 midnight (London time) on the morning of 1 February 2010.

“Employees” means the employees employed by the Group at the Effective Time and
“Employee” means any one of them or the relevant one of them, as the context requires.

“Encumbrance” means a mortgage, charge, pledge, lien, assignment, trust arrangement or other form of security or any proprietary interest or right of any third party including any option, right of pre-emption or right of first refusal and any agreement, whether conditional or otherwise, to create any of the foregoing (but excluding for the avoidance of doubt any obligations between Group Companies).

“Environment” shall have the meaning given in Schedule 18.

“Environmental Laws” shall have the meaning given in Schedule 18.

“Environmental Licences” shall have the meaning given in Schedule 18.

“Environmental Matters” shall have the meaning given in Schedule 18.

“Estimated Cash” has the meaning given in sub-clause 3.4(b).

“Estimated Cash Statement” has the meaning given in sub-clause 3.4(b).

“Estimated Purchase Price” has the meaning given in sub-clause 3.2.

“Estimated Working Capital” has the meaning given in sub-clause 3.4.

“Estimated Working Capital Statement” has the meaning given in sub-clause 3.4.

“External Group Debt” means all inter-company accounts payable and loans owing by any Group Company to Seller’s Group (excluding the Group Companies) (but excluding for the avoidance of doubt any inter-company trading balances due from any member of the Group to Seller’s Group (excluding the Group Companies) included in the calculation of Working Capital Payables).

“External Seller Debt” means all inter-company receivables and loans owing to any Group Company by Seller’s Group (excluding the Group Companies) (but excluding for the avoidance of doubt any inter-company trading receivables due from Seller’s Group (excluding the Group Companies) to any member of the Group included in the calculation of Working Capital Receivables).

“Final Cash” has the meaning given in sub-clause 3.5(a)(ii).

“Final Cash Statement” has the meaning given in sub-clause 3.5(a)(ii).

“Final Statements” means the Final Working Capital Statement and the Final Cash Statement.

“Final Working Capital” has the meaning given in sub-clause 3.5(a).

“Final Working Capital Statement” has the meaning given in sub-clause 3.5(a).

“full title guarantee” has the meaning given to that expression by the Law of Property (Miscellaneous Provisions) Act 1994.

“German Notarial Deed of Sale” means a deed of sale of the QH Deutschland Shares executed by Seller and AHP on Closing before a notary.

“Governmental Authority” means any government or any agency, bureau, board, commission, court, department, official, political subdivision, tribunal or other instrumentality of any government, whether federal, state or local, domestic or foreign.

“Group” means the Companies and the Subsidiaries and, where the context permits, each and every one of them and “Group Company” means a member of the Group.

“Guarantee” means any guarantee, indemnity, surety, letter of comfort, letter of credit or other assurance, security given or undertaken by a person to secure or support the obligations (actual or contingent) of any other person, whether given directly or by way of counter-indemnity.

“Information Memorandum” means the information memorandum relating to the Group provided to Purchasers, a copy of which is contained in the Data Room.

“Intellectual Property” means trade marks, service marks, trade names, domain names, logos, patents, inventions, design rights, copyrights, database rights, trade secrets and all other similar rights in any part of the world whether registered or unregistered and including applications for the grant of any such rights and all rights or forms of protection having equivalent or similar effect anywhere in the world.

“Interest Rate” means an interest rate equal to 3 month LIBOR plus 7% (seven per cent.) per annum, calculated on the basis of a year of 360 days and the actual number of days elapsed.

“Inventory” means the value of the inventory and work-in-progress of the Group at the Effective Time, comprising those Hyperion sub-accounts identified in Part I of Schedule 5 and as more particularly described in Schedule 6, including goods and other assets which shall have been acquired or held for sale, consumable stores, raw materials, components and finished goods, wherever located and by whomsoever held, and including any items which shall be in the possession or under the control of the Group but which are subject to reservation of title by the seller.

“Key Customer” means any of the following customers of the Group: GAU, ADI, Autolia, General Motors, A1MS, Nissan, Eurorepar, Bosch, PDP, Maccess, Serca, Bardi and ATR.

“Key Supplier” means any of the following suppliers of the Group: LUK, Wallong, Gates, IR, Wix, Ocap, SNR, Bugatti, APDT, Lorrett, CCYS and Eurofriction.

“KGL Shares” means the QHAL Shares and the QH Italia Shares.

“Law” means any applicable statute, law, order, ordinance, rule or regulation of any Governmental Authority.

“LIBOR” means the rate at which an individual bank could borrow funds, were it to do so by asking for and then accepting inter-bank offers in a reasonable market size,

being the applicable British Banker’s Association Settlement Rate for Sterling for the relevant period, displayed on the appropriate page of the Telerate Screen at or about 11.00 a.m. on the relevant day.

“Logistics Services Agreement” means the logistics services agreement dated 5 May 2006 between Caterpillar Logistics Services (UK) Limited, QHAL and Affinia Group Inc. and the change order and settlement agreement between Caterpillar Logistics Services (UK) Limited, QHAL and Affinia Group Inc. dated 15 February 2008.

“Losses” means all losses, liabilities, penalties, fines, interest, costs (including reasonable legal costs and reasonable experts’ and consultants’ fees), charges, expenses, actions, proceedings, claims and demands.

“Material Contract” has the meaning set forth in paragraph 8.1 of Part 1 of Schedule 8.

“Neutral Auditors” means KPMG LLP or, if that firm is unable or unwilling to act in any matter referred to them under this Agreement, a firm of accountants to be agreed by Seller and Purchasers within 5 (five) Business Days of a notice by Seller to Purchasers, or vice versa, requiring such agreement or, failing such agreement, to be nominated on the application of Seller or Purchasers by or on behalf of the chairman of the Institute of Chartered Accountants in England and Wales.

“Operations” means the business of the design, manufacture, marketing and distribution of aftermarket replacement motor vehicle components carried on by the Group at the Effective Time.

“Other Accrued Expenses and Liabilities” means accrued expenses in relation to the Group other than Accrued Payroll and Employee Benefits, comprising those Hyperion sub-accounts identified in Part I of Schedule 5 and as more particularly described in Schedule 6, but excluding any accrued expenses in respect of the Defined Benefit Arrangements.

“Outstanding Indebtedness” means an amount of £1,628,490 (one million six hundred and twenty-eight thousand, four hundred and ninety Pounds Sterling) owing by QHAL to Affina Netherlands Holdings B.V. which shall remain outstanding following Closing until such indebtedness is repaid and/or satisfied either pursuant to clause 5.12 or otherwise.

“Parties” means Seller and Purchasers collectively, and “Party” means any one of them or the relevant one of them, as the context requires.

“Pledge” means the charges dated 13 August 2009 granted by Seller to each of Wilmington Trust FSB and Bank of America N.A. in relation to the QHAL Shares, the QH Italia Shares, the QH Deutschland Shares and the Affinia France Shares.

“Prepayments and Other Current Assets” means the aggregate of prepayments and other current assets in relation to the Group, comprising those Hyperion sub-accounts identified in Part I of Schedule 5 and as more particularly described in Schedule 6.

“Properties” means the freehold and leasehold properties referred to in Schedule 15 and “Property” means any of them.

“Public Registries” means those public registries listed in Schedule 16.

“Purchase Price” has the meaning set forth in clause 3.1.

“Purchasers” means KGL and AHP.

“Purchasers’ Group” means KGL and AHP and their respective Affiliates from time to time, including, as of the Closing Date, the Group.

“Purchasers’ Warranties” has the meaning set forth in clause 6.4(a)(i).

“QHAL” means Quinton Hazell Automotive Limited.

“QHAL Shares” means 1,694,920 fully paid ordinary shares of £1.00 each in the capital of QHAL, comprising 100 per cent. of the issued share capital of QHAL immediately prior to Closing.

“QH Deutschland Shares” means 1 fully paid ordinary share of €255,650 and 1 fully paid ordinary share of €350 in the capital of Quinton Hazell Deutschland GmbH, comprising 100 per cent. of the issued share capital of Quinton Hazell Deutschland GmbH immediately prior to Closing.

“QH Italia Shares” means 1,045,000 fully paid ordinary shares of €1.00 each in the capital of Quinton Hazell Italia SpA, comprising 95 per cent. of the issued share capital of Quinton Hazell Italia SpA immediately prior to Closing.

“QH Talbros Licence Agreement” means the licence agreement between QH Talbros Ltd. and QHAL dated 16 July 2001 (as novated pursuant to a deed of novation dated 30 September 2005).

“QH Talbros Supply Agreement” means the supply agreement between QH Talbros Ltd. and QHAL dated 14 March 2002 (as novated pursuant to a deed of novation dated 31 March 2004 and as amended).

“Qualifying Seller Guarantees” means any Guarantee (other than the Listed Seller Guarantees) given by, assumed by or binding upon Seller or any other member of Seller’s Group (excluding the Group Companies) in relation to any ordinary course trading obligations or liabilities of the Group and which relates to underlying liabilities and/or obligations of less than €50,000 (fifty thousand Euros) per Guarantee.

“Quinton Hazell Defined Benefit Scheme” means the Quinton Hazell Pension Plan in the United Kingdom which was closed to new accruals in November 2004.

“Relief” has the meaning set forth in Schedule 12.

“Resolution Period” has the meaning given in sub-clause 3.5(c).

“Restricted Activity” means the sale by Seller or any of its Affiliates of:

(a)	any aftermarket replacement motor vehicle components (including, without limitation, both branded products and white label products) in the Restricted Territory that have been manufactured by Seller or any Affiliate of Seller at a price (calculated on a “like for like” basis including with respect to packaging and branding and net of any rebates, warranty buy outs and/or bonuses) that is less than the price being offered by the Seller or any of its Affiliates for the same aftermarket replacement motor vehicle components to the relevant Group Company within the Restricted Territory during the Restricted Period; or

(b)	any aftermarket replacement motor vehicle filter components (including, without limitation, both branded products and white label products) in the Restricted Territory that have been manufactured by Seller or any Affiliate of Seller to any customer of the Group which has purchased filter components from the Group during the 12 months prior to the Closing Date.

“Restricted Employee” means any Employee who is employed by Purchasers’ Group pursuant to Closing and who:

(a)	has access to trade secrets or other confidential information of the Group;

(b)	has participated in discussions relating to this Agreement; or

(c)	is a Senior Employee.

“Restricted Period” means a period of 12 months commencing on the Closing Date.

“Restricted Territory” means the United Kingdom, Ireland, France, Germany, Spain, Italy, Netherlands, Belgium and Poland and any other country within the European Economic Area in which a Group Company has transacted business during the 12-month period immediately preceding the Closing Date.

“Retirement Benefit Arrangements” means the retirement benefit arrangements listed in Schedule 14.

“Seller” has the meaning set forth in the introduction of this Agreement.

“Seller’s Group” means Seller and its Affiliates from time to time, excluding, if applicable and after Closing, the Group.

“Seller’s Solicitors” means K&L Gates LLP, whose principal UK address is 110 Cannon Street London EC4N 6AR.

“Seller’s Warranties” has the meaning set out in clause 6.1(a).

“Senior Employee” means any employee of any Group Company whose basic rate of remuneration exceeds €50,000 per annum.

“Shares” means the AHP Shares and the KGL Shares.

“Subsidiaries” means those companies brief details of which are set out in Part B of Schedule 1.

“Supply Agreement” means the supply agreement in the agreed terms to be executed at Closing between (1) Wix Filtron Sp.Zoo and (2) Quinton Hazell Automotive Limited.

“Target Working Capital” means €49,390,000 (forty-nine million, three hundred and ninety thousand Euros).

“Taxation” or “Tax” has the meaning given in the Tax Indemnity.

“Tax Authority” has the meaning given in the Tax Indemnity.

“Tax Indemnity” means the indemnities relating to Taxation set out in Schedule 12.

“Tax Liability”, “Tax Refund” and “Tax Returns” have the meanings set forth in Schedule 12.

“Tax Warranties” has the meaning set out in clause 6.1(a).

“Transaction Documents” means this Agreement, the Disclosure Letter, the Transitional Services Agreement, the Supply Agreement and any other agreement entered into pursuant to this Agreement.

“Transitional Period” means the period during which the Seller’s Group (excluding the Group) provides services to the Group in accordance with the Transitional Services Agreement.

“Transitional Services Agreement” means the transitional services agreement to be entered into between KGL and Seller in the form set out in Schedule 3.

“US GAAP” means the generally accepted accounting principles of the United States of America, applied consistently during all periods presented.

“VAT” means value added tax and any corresponding or equivalent Tax imposed outside the United Kingdom.

“Working Capital” means, in relation to the Group, the aggregate of: (a) Inventory; plus (b) Working Capital Receivables; plus (c) Prepayments and Other Current Assets; less (d) Working Capital Payables; less (e) Accrued Payroll and Employee Benefits; less (f) Other Accrued Expenses and Liabilities.

“Working Capital Payables” means, in relation to the Group, the aggregate of all trade payables (recorded when title and risk of ownership pass to the relevant member of the Group) due to any person (other than to any other Group Company), comprising those Hyperion sub-accounts identified in Part I of Schedule 5 and as more particularly described in Schedule 6, including without limitation any amounts due based on unprocessed vendor invoices and any ordinary course inter-company trading payable balances due from the Group to Seller’s Group (other than Group Companies).

“Working Capital Receivables” means, in relation to the Group, the aggregate of all amounts receivable for shipments made to customers or other amounts due in connection with customer orders (including, but not limited to freight charges), plus all ordinary course inter-company trade receivables due to any member of the Group from Seller’s Group (excluding Group Companies), comprising those Hyperion sub-accounts identified in Part I of Schedule 5 and as more particularly described in Schedule 6.

“Working Capital Statements” means the Estimated Working Capital Statement and the Final Working Capital Statement.

1.2	References to persons and companies

References to:

(a)	a person includes any individual, company, partnership or unincorporated association (whether or not having separate legal personality); and

(b)	a company includes any company, corporation or any body corporate, wherever incorporated.

1.3	Headings and references to clauses and Schedules

(a)	Headings have been inserted for convenience of reference only and do not affect the interpretation of any of the provisions of this Agreement.

(b)	A reference in this Agreement to a clause or Recital or Schedule is to the relevant clause of or recital to or schedule to this Agreement; and to a paragraph is to the relevant paragraph of the relevant Schedule.

1.4	Other references

(a)	Whenever used in this Agreement, (i) the words “include”, “includes” and “including” shall be deemed to be followed by the phrase “without limitation”, and (ii) the words “hereof” and “herein” and similar words shall be construed as references to this Agreement as a whole and not limited to the particular clause, paragraph or Schedule in which the reference appears.

(b)	Any reference in this Agreement to any gender shall include all genders, and words importing the singular shall include the plural and vice versa.

(c)	Any references to times or dates are, unless the context otherwise requires, to the time or date in London.

(d)	References to a document expressed to be “in the agreed terms” means a document, the terms of which have been approved by the Parties and a copy of which has been identified as such and initialed by or on behalf of each Party.

1.5	Information

References to books, records or other information include books, records or other information in any form including paper, electronically stored data, magnetic media, film and microfilm.

1.6	Drafting Party

No provision of this Agreement shall be interpreted against a Party solely as a result of the fact that such Party was responsible for the drafting of such provision.

2.	SALE AND PURCHASE; TRANSFER

2.1	Shares

(a)	On and subject to the terms and conditions of this Agreement, Seller shall sell with full title guarantee and free from all Encumbrances all of the Shares together with all rights attaching to them at the Effective Time (including the right to receive all dividends and distributions declared, paid or made on or after that date) and AHP shall purchase the AHP Shares and KGL shall purchase the KGL Shares.

(b)	Subject always to the provisions of the Transaction Documents, any rights and assets of any member of Seller’s Group (excluding the Group Companies), which are not expressly included in clause 2.1(a), are excluded from the sale and transfer pursuant to this Agreement.

(c)	Seller hereby waives any right of pre-emption or other restriction on transfer in respect of the Shares or any of them conferred on it under the articles of association (or equivalent constitutional documents) of any of the Companies or otherwise and agrees to procure before Closing the irrevocable waiver of any such right or restriction conferred on any other person.

2.2	Transfer

At Closing, Seller shall procure the transfer of the Shares in accordance with clause 4.2 and Schedule 2. Purchasers shall not be obliged to complete the purchase of any of the Shares unless the purchase of all of the Shares is completed simultaneously.

2.3	Effective Time

The Parties agree that, subject to the terms of this Agreement, the effective date of the transactions contemplated by this Agreement shall be deemed to be the Effective Time.

3.	CONSIDERATION

3.1	Purchase Price

The total purchase price for the Shares (the “Purchase Price”) shall be an amount equal to:

(a)	the Bid Value;

(b)	plus the amount (in Euros) by which the Final Working Capital is greater than the Target Working Capital or minus the amount (in Euros) by which the Final Working Capital is less than the Target Working Capital, as the case may be; and

(c)	plus the amount, if any, (in Euros) by which the Final Cash is greater than €0 (zero Euros).

3.2	Estimated Payment

An estimate of the Purchase Price (the “Estimated Purchase Price”), equal to the aggregate of the following amounts, shall be paid in cash:

(a)	at Closing in accordance with clause 4.3, (i) the Bid Value; (ii) plus the amount (in Euros) by which the Estimated Working Capital is greater than the Target Working Capital or minus the amount (in Euros) by which the Estimated Working Capital is less than the Target Working Capital, as the case may be; and (iii) plus on account of the amount, if any, (in Euros) by which the Estimated Cash is greater than €0 (zero Euros), an amount of €157,450; and

(b)	on 10 February 2010, the amount of €427,249.94 (four hundred and twenty-seven thousand, two hundred and forty-nine Euros and ninety-four Euro Cents) paid by wire transfer of immediately available funds to the account or accounts specified by Seller.

3.3	Allocation

The Estimated Purchase Price and the Purchase Price shall be allocated in accordance with Schedule 4 and each of Seller’s Group and Purchasers’ Group shall adopt such allocation for all purposes, including in respect of Tax.

3.4	Estimated Working Capital Statement

At least three (3) Business Days prior to the Closing Date, Seller shall cause the Group to prepare and deliver to Purchasers:

(a)	a statement (the “Estimated Working Capital Statement”) of a good-faith estimate of the Working Capital of the Group as at the Effective Time (the “Estimated Working Capital”);

(b)	a statement (the “Estimated Cash Statement”) of a good-faith estimate of all Cash owned by the Group as at the Effective Time (“Estimated Cash”),

each such statement to be prepared in accordance with sub-clause 3.6.

3.5	Adjustment of Estimated Purchase Price

(a)	Within thirty (30) calendar days following the Closing Date, Purchasers shall prepare and deliver to Seller:

(i)	a statement (the “Final Working Capital Statement”) of the Working Capital of the Group as at the Effective Time (as such may be adjusted following resolution of any disputes) (the “Final Working Capital”);

(ii)	a statement (the “Final Cash Statement”) of all Cash owned by the Group as at the Effective Time (as such may be adjusted following resolution of any disputes) (“Final Cash”),

each such statement to be prepared in accordance with sub-clause 3.6 below.

(b)	During the preparation of the Final Statements, and the Resolution Period, Purchasers and Seller shall provide or procure the provision to the other of such information and documentation in or under their respective possession or control (including access at all reasonable times to personnel, books, records and working papers) as the other may reasonably request in connection with the preparation, review and finalisation of the Final Statements.

(c)	After receipt of the Final Statements, Seller shall have thirty (30) calendar days to review the Final Statements, together with all the related documents and any other materials in writing used in the preparation thereof. Unless Seller delivers written notice to Purchasers on or prior to the thirtieth (30th) calendar day after the Seller’s receipt of the Final Statements specifying in reasonable detail the amount, nature and basis of all disputed items, Seller shall be deemed to have accepted and agreed to the Purchasers’ calculation of the Final Statements. If Seller so notifies Purchasers of its objection to the calculation of the Final Statements, Seller and Purchasers shall, within twenty (20) calendar days following such notice (the “Resolution Period”), attempt to resolve their differences and any resolution by them as to any disputed amounts shall be final, binding and conclusive.

(d)	If, at the conclusion of the Resolution Period, any amounts remain in dispute with respect to the Final Working Capital or the Final Cash, then all amounts remaining in dispute shall be submitted to the Neutral Auditors. Each Party agrees to execute, if requested by the Neutral Auditors, a reasonable engagement letter, including customary indemnities in favour of the Neutral Auditors incorporating the terms set out in Schedule 6 and Schedule 7. All fees and expenses relating to the work, if any, to be performed by the Neutral Auditors shall be borne pro rata as between Seller, on the one hand, and Purchasers, on the other, in proportion to the allocation of the Euro value of the amounts remaining in dispute between Seller and Purchasers made by the Neutral Auditors such that the prevailing Party pays the lesser proportion of the fees and expenses.

(e)	The Neutral Auditors shall act in accordance with Schedule 7 and shall act as an arbitrator to determine, based solely on the provisions of this sub-clause 3.5 and the representations by Seller and Purchasers, and not by independent review, only those issues still in dispute and only as to whether such amounts were arrived at in conformity with Schedule 5 and with Schedule 6. Seller and Purchasers agree that: (i) they shall request the Neutral Auditors to make their determination within thirty (30) calendar days of their selection, in a written statement delivered to Seller and Purchasers, and (ii) such determination shall be final, binding and conclusive.

3.6	Working Capital Statement and Cash Statement

(a)	The Estimated Working Capital Statement and the Final Working Capital Statement shall be drawn up in accordance with Schedule 6 in the form set out in Part I of Schedule 5 and the Estimated Cash Statement and the Final Cash Statement shall be drawn up in accordance with Schedule 6 in the form set out in Part II of Schedule 5.

(b)	Notwithstanding the other provisions of this clause 3, an adjustment to the Estimated Working Capital shall only be made if the aggregate amount of adjustments in the Final Working Capital Statement exceeds €50,000 (fifty thousand Euros), in which event the adjustments shall be made for the full amount of such adjustments.

3.7	Payment

(a)	Subject to sub-clause 3.6(b), within five Business Days of the date on which the Final Statements are agreed to by Purchasers and Seller or any remaining disputed items are ultimately determined by the Neutral Auditors in accordance with sub-clause 3.5:

(i)	if the Purchase Price exceeds the Estimated Purchase Price, Purchasers shall pay to Seller the amount of such excess in the proportions set out in Column 2 of Schedule 4;

(ii)	if the Estimated Purchase Price exceeds the Purchase Price, Seller shall pay to Purchasers the amount of such excess in the proportions set out in Column 2 of Schedule 4,

together, in each case, with an amount equal to interest on the amount so payable at the Interest Rate for the period from the Closing Date to the date of payment (both dates inclusive).

(b)	Any payments made pursuant to this sub-clause 3.7 shall be made by wire transfer of immediately available funds to the account or accounts specified by Seller, if Seller is owed payment, or to the account or accounts specified by Purchasers, if Purchasers are owed payment.

(c)	All payments (including interest payments) made under this sub-clause 3.7 shall be made on account of the Purchase Price and the allocation of the Purchase Price shall be modified accordingly in Schedule 4.

4.	CLOSING

4.1	Date and place

The Closing shall take place immediately upon signing of this Agreement at the offices of the Seller’s Solicitors.

4.2	Transfer of Shares

Purchasers shall not be obliged to complete the purchase of the Shares under this Agreement unless Seller complies fully with its obligations in this clause 4 and under Schedule 2 and unless the purchase of all the Shares is completed simultaneously (but so that completion of the purchase of some of the Shares will not affect the rights of the Purchasers with respect to the others).

4.3	Closing actions

At Closing, the Parties shall procure that the following actions are taken in the following sequence:

(a)	Seller shall provide evidence reasonably satisfactory to Purchasers of the repayment and/or settlement of all External Seller Debt existing prior to Closing, it being agreed by Purchasers that Seller may repay and/or settle (or procure the repayment and/or settlement of) such External Seller Debt in such manner as Seller shall in its sole discretion determine;

(b)	Seller shall provide evidence reasonably satisfactory to Purchasers of the repayment and/or settlement of all External Group Debt (excluding the Outstanding Indebtedness) existing prior to Closing, it being agreed by Purchasers that Seller may repay and/or settle (or procure the repayment and/or settlement of) such External Group Debt (excluding the Outstanding Indebtedness) in such manner as Seller shall in its sole discretion determine;

(c)	Seller shall deliver to Purchasers the Estimated Working Capital Statement and the Estimated Cash Statement;

(d)	Seller shall transfer the AHP Shares to AHP (or such other members of Purchasers’ Group as AHP shall nominate) and the KGL Shares to KGL (or such other member of Purchasers’ Group as KGL shall nominate) and comply with its other obligations in accordance with Schedule 2;

(e)	Purchasers shall comply with their obligations in accordance with Schedule 2;

(f)	Seller shall (and Seller shall procure that each of the Group Companies which are parties to it shall) execute and deliver the Deed of Guarantee pursuant to which each of the Group Companies which is a party to it shall guarantee the obligations of QHAL under the Logistics Services Agreement in accordance with the terms of the Deed of Guarantee; and

(g)	the Estimated Purchase Price shall be paid to Seller for value on the Closing Date in the amounts specified in Column 3 of Schedule 4 by AHP in respect of the AHP Shares and by KGL in respect of the KGL Shares.

5.	POST-CLOSING OBLIGATIONS

5.1	Retention of books and records

(a)	Purchasers shall, and shall procure that each Group Company shall, retain for a period of 7 (seven) years from the Effective Time, or such longer period as may be prescribed by applicable law, all books, records and other written information relating to the Group which is delivered to Purchasers in connection with the consummation of the transactions contemplated by this Agreement or held by the Group as at the Effective Time.

(b)	Purchasers shall, and shall procure that each Group Company shall, allow Seller and their representatives and advisors, upon reasonable written notice, access during normal business hours to such books, records and other information, including the right to inspect and take copies (at Seller’s expense), as may be reasonably required by Seller in order to enable Seller to comply with its statutory and contractual obligations. Seller shall, and shall procure that its representatives and advisers shall, keep the information provided by Purchasers or the Group pursuant to this sub-clause 5.1(b) confidential and shall ensure that such information is only used for the purpose of enabling Seller to comply with its statutory and contractual obligations.

(c)	During the Transitional Period, Seller shall procure that all records, papers, documents and data (in whatever form they may exist) which are in the possession, custody or control of, or kept or made by or on behalf of any member of Seller’s Group relating to any matters which include the business or affairs of any Group Company and which do not relate to any member of Seller’s Group (and all rights in such records, papers, documents and data) shall be deemed to be the property of, and shall be held on trust for the relevant Group Company and any such items shall be delivered or made available to the relevant Group Company as soon as reasonably practicable (and in any event prior to the end of the Transitional Period) upon request by Purchasers.

(d)

Seller shall procure that all records, papers, documents and data (in whatever form they may exist) in the possession, custody or control of, or kept or made by or on behalf of any member of Seller’s Group relating to any matters which include the business or affairs of any Group Company and that also relate to Seller’s Group (and all rights in such records, papers, documents and data) shall be retained for a period of 7 (seven) years from the Effective Time and Seller shall, and shall procure that each member of the Seller’s Group shall, allow Purchasers and their representatives and advisors, upon reasonable written notice, access during normal business hours to such books, records and other information, including the right to inspect and take copies (at Purchasers’ expense), as may be reasonably required by Purchasers in order to enable Purchasers to comply with their statutory and contractual obligations. Purchasers shall, and shall procure that their representatives and advisers shall, keep the information provided by Seller or Seller’s Group pursuant to this sub-clause 5.1(d) confidential and shall ensure that such information is only used for the purpose of enabling Purchasers to comply with their statutory and contractual obligations.

5.2	Assignment of benefits

Following the Closing, Seller shall procure that the benefit of the whole or any part of any agreement or arrangement (including any licences, consents or Intellectual Property but excluding any agreement or arrangement relating to: (i) the Corporate Services; or (ii) those services to be provided to the Group following Closing pursuant to the Transitional Services Agreement) which relates wholly and exclusively to the Operations but which is owned by any member of Seller’s Group is assigned to the appropriate Group Company as soon as reasonably practicable upon request by Purchasers and, pending any such assignment (or in any case where the benefit of any such agreement or arrangement cannot lawfully be assigned to, or (for whatever reason) enforced by, the relevant Group Company), any such benefit shall be deemed to be the property of the relevant Group Company and shall be held on trust for such Group Company by Purchasers to the extent it is permitted by the terms of the agreement or arrangement, provided that following any such assignment Purchasers shall procure that the relevant Group Company performs the obligations and assumes the liabilities of the relevant member of Seller’s Group arising under or in connection with the relevant agreement or arrangement and is bound by its terms in all respects as if the relevant Group Company had been named as a party thereto in place of the relevant member of Seller’s Group.

5.3	Insurance

(a)

Seller shall procure that coverage with respect to the Group under all insurance policies in place prior to the Effective Time held by Seller’s Group (excluding any member of the Group) for any claims already made prior to the Effective Time and arising from an event, occurrence or accident occurring before the Effective Time (“Pre-Existing Claims”), will be maintained by the relevant member of Seller’s Group and coverage in relation to such Pre-Existing Claims will not be terminated on the Effective Time. Seller shall procure that any Pre-Existing Claims are continued in good faith and Seller shall procure that Seller’s Group shall not compromise, dispose of or settle any such Pre-Existing Claim without the express prior written consent of Purchasers (such consent not to be unreasonably withheld or delayed). Seller agrees to procure payment by Seller’s Group to the relevant member of the Group, as soon as reasonably practicable after receipt, of an amount equal to any sum recovered by Seller’s Group under the relevant insurance policy less any costs and expenses reasonably incurred in obtaining such recovery.

(b)	Coverage with respect to the Group under all insurance policies in place prior to the Effective Time held by Seller’s Group (excluding any member of the Group) for all claims made after the Effective Time and arising from an event, occurrence or accident occurring before, on or after the Effective Time, will be cancelled and terminated with effect from the Effective Time (excluding those insurance policies in respect of which members of the Group are the sole policy holders, which may at the sole discretion of Purchasers, be continued after the Effective Time).

(c)	Purchasers shall themselves arrange and maintain, effective as of the Effective Time, insurance equivalent to the insurance that was in place in relation to the Group immediately prior to Closing.

5.4	Release of Guarantees

(a)	Purchasers shall use all reasonable endeavours to procure, with effect from Closing or as soon as practicable thereafter, the release of Seller and any other member of Seller’s Group (excluding the Group Companies) from those Guarantees listed in Schedule 17 (“Listed Guarantees”) and Purchasers shall use reasonable endeavours to procure, with effect from Closing or as soon as practicable thereafter, the release of Seller and any other member of Seller’s Group (excluding the Group Companies) from any Qualifying Seller Guarantees. Purchasers shall, as a continuing obligation, indemnify, defend and hold harmless Seller and, as an irrevocable third party stipulation, the other members of Seller’s Group (excluding the Group Companies) against all amounts required to be paid after the Effective Time by any of them pursuant to:

(i)	any Listed Guarantees (including all reasonable costs and expenses which may be incurred (including reasonable legal fees)); and

(ii)	any Qualifying Seller Guarantees (including all reasonable costs and expenses which may be incurred (including reasonable legal fees)),

provided that the aggregate liability of Purchasers in respect of Qualifying Seller Guarantees pursuant to this clause 5.4(a) shall not exceed €200,000 in aggregate.

(b)	Seller shall use reasonable endeavours to procure, with effect from Closing or as soon as practicable thereafter, the release of the Group Companies from any Guarantees (joint and/or several) (excluding the Deed of Guarantee) given by, assumed by or binding upon any of the Group Companies in relation to any liabilities of Seller or any other member of Seller’s Group (excluding the Group Companies). Seller shall, as a continuing obligation, indemnify, defend and hold harmless Purchasers and, as an irrevocable third party stipulation, the other members of Purchasers’ Group (including the Group Companies) against all amounts required to be paid by any of them after the Effective Time pursuant to any such Guarantees (excluding for the avoidance of doubt the Deed of Guarantee) (including all reasonable costs and expenses which may be incurred (including reasonable legal fees)).

5.5	Use of names

(a)	Save as set out below or as permitted pursuant to the Transaction Documents, Purchasers shall not, and shall procure that no member of Purchasers’ Group shall, after Closing, use in any way whatsoever any company names, trading names, domain names, or registered or unregistered trade marks or logos which contain the name “Affinia” or “Wix” or “Raybestos” or any abbreviation thereof or any name or lettering which is confusingly similar to the same, without the prior written consent of Affinia Group Inc.. Notwithstanding the foregoing provisions of this clause 5.5, Purchasers shall, as soon as practicable after the Closing, but in any event within 3 (three) months after the Effective Time, procure that all such company names, trading names, domain names, trade marks and logos are removed from all business stationery and other assets held by the Group or acquired by Purchasers pursuant to this Agreement, and from all premises occupied by Purchasers or any other member of Purchasers’ Group (provided always that this restriction shall not apply to the resale of existing inventory paid for prior to Closing, bearing trade marks owned by any Affiliate of Seller or Affinia Group Inc. (including the Group Companies)).

(b)

Seller shall not, and shall procure that no member of Seller’s Group shall, after Closing, use in any way whatsoever any company names, trading names, domain names, or registered or unregistered trade marks or logos which contain any of the Business Names or any other trade marks owned by any member of the Group or any abbreviation thereof or any name or lettering which is confusingly similar to the same, without the prior written consent of Purchasers. Notwithstanding the foregoing provisions of this clause 5.5(b) Seller shall, as soon as practicable after the Closing, but in any event within 3 (three) months after the Effective Time, procure that all such company names, trading names, domain names, trade marks and logos are removed from all business stationery and other assets held by Seller’s Group, and from all premises occupied by Seller or any other member of Seller Group (provided always that the restrictions contained in this clause 5.5(b) shall not apply to: (i) the resale of existing inventory paid for prior to Closing bearing trade marks owned by any Group Company, which may be sold by Seller and any Affiliate of Seller in the ordinary course of business after the Closing; or (ii) products supplied pursuant to the QH Talbros Supply Agreement; or (iii) uses otherwise permitted under the QH Talbros Licence Agreement).

5.6	Certain post-Closing receipts

(a)	If at any time after the Effective Time, any member of Seller’s Group (excluding the Group Companies) receives any monies in respect of any receivable of a Group Company, then such sum shall be held by such member of Seller’s Group on trust for the relevant member of Purchasers’ Group, and Seller shall procure that the relevant member of Seller’s Group pays the amount received to the relevant member of Purchasers’ Group within 10 (ten) Business Days of receipt.

(b)	If at any time after the Effective Time, any member of Purchasers’ Group receives any monies in respect of any receivable of any member of the Seller’s Group (excluding the Group Companies), then such sum shall be held by such member of Purchasers’ Group on trust for the relevant member of Seller’s Group, and Purchasers shall procure that the relevant member of Purchasers’ Group pays the amount received to the relevant member of Seller’s Group within 10 (ten) Business Days of receipt.

5.7	Tax Indemnity

The provisions of Schedule 12 shall apply in respect of obligations of the Parties relating to Tax.

5.8	Employees

The provisions of Schedule 13 shall apply in respect of the Employees.

5.9	Retirement Benefit Arrangements

Schedule 14 provides brief particulars of all Retirement Benefit Arrangements that are material to the Group and (save as otherwise provided in Schedule 14), the provisions of Schedule 13 shall apply in respect of all Retirement Benefits Arrangements.

5.10	Quinton Hazell Defined Benefit Scheme

Seller shall indemnify Purchasers and, as an irrevocable third party stipulation, the other members of Purchasers’ Group and keep each of them fully indemnified against all claims, demands, actions, proceedings, damages, losses, costs, expenses and liabilities suffered or incurred by Purchasers or any member of Purchasers’ Group in relation to the Quinton Hazell Defined Benefit Scheme.

5.11	QH Talbros Supply Agreement

KGL shall procure that, until such time as the QH Talbros Supply Agreement has terminated in accordance with its terms, QHAL shall not take any action or omit to take any action which would cause the QH Talbros Licence Agreement to terminate, unless QH Talbros is in material breach of the QH Talbros Licence Agreement.

5.12	Sale of the Colwyn Bay Site

(a)	KGL shall use reasonable endeavours to procure the sale of the Colwyn Bay Site by QHAL to Sitequest Limited on the terms set out in the Colwyn Bay Sale Agreement as soon as reasonably practicable following Closing and in any event within 60 days of the Effective Time.

(b)	Upon completion of the sale of the Colwyn Bay Site to Sitequest Limited:

(i)	within three (3) Business Days of the completion of such sale, KGL shall procure the repayment of such amount of the Outstanding Indebtedness as is equal to the lesser of:

(A)	£1,200,000 (one million two hundred thousand Pounds Sterling); and

(B)	the gross amount receivable by QHAL at the completion of such sale pursuant to the Colwyn Bay Sale Agreement; and

(ii)	within three (3) Business Days of the payment of the Deferred Payment, KGL shall procure the repayment of such amount of the Outstanding Indebtedness as is equal to the lesser of:

(A)	£428,490 (four hundred and twenty-eight thousand, four hundred and ninety Pounds Sterling); and

(B)	the gross amount of the Deferred Payment received by QHAL pursuant to the Colwyn Bay Sale Agreement.

(c)	In the event that Sitequest Limited fails to pay the Deferred Payment in accordance with the terms of the Colwyn Bay Sale Agreement, Seller shall be entitled by notice in writing to KGL, at its own expense, to take such action as it shall deem necessary to pursue Sitequest Limited for payment of the Deferred Payment in the name of and on behalf of QHAL and to have conduct of any related proceedings or negotiations.

(d)	KGL shall, and shall procure that any other members of Purchasers’ Group shall give, subject to their being indemnified by Seller in respect of all reasonable out-of-pocket costs and expenses (including reasonable legal costs), all such information and assistance including access to premises and personnel, and the right to examine and copy or photograph any assets, accounts, documents and records, as Seller may reasonably request for the purpose referred to in clause 5.12(c), including instructing such professional or legal advisers as Seller may nominate to act on behalf of KGL or other member of Purchasers’ Group concerned but in accordance with the instructions of Seller.

(e)	In the event that Sitequest fails to complete the sale of the Colwyn Bay Site pursuant to the Colwyn Bay Sale Agreement by the Longstop Date (as such term is defined in the Colwyn Bay Sale Agreement), KGL shall give, and shall procure that any other members of Purchasers’ Group shall give, subject to their being indemnified by Seller in respect of all reasonable out-of-pocket costs and expenses (including reasonable legal costs), all such information and assistance including access to premises and personnel, as Seller may reasonably request in connection with the sale of the Colwyn Bay Site to such other purchaser as Seller may in its sole discretion determine. KGL shall procure that the Colwyn Bay Site is not sold or otherwise transferred other than pursuant to this clause 5.12(e) or the Colwyn Bay Sale Agreement.

(f)	If the Colwyn Bay Site is sold to another purchaser pursuant to clause 5.12(e), within three (3) Business Days of the completion of such sale, KGL shall procure the repayment of such amount of the Outstanding Indebtedness as is equal to the gross amount received by QHAL pursuant to such sale.

(g)	Seller agrees that:

(i)	if the Colwyn Bay Site is sold to Sitequest Limited:

(A)	the payment by QHAL referred to in clause 5.12(b)(i) shall be in satisfaction of an amount of the Outstanding Indebtedness as is equal to the amount of such payment; and

(B)	the payment by QHAL referred to in clause 5.12(b)(ii) shall be in full and final satisfaction of QHAL’s obligation to pay the Outstanding Indebtedness and that following such payment there shall be no External Group Debt; and

(ii)	if the Colwyn Bay Site is sold to another purchaser pursuant to clause 5.12(e), the payment by QHAL referred to in clause 5.12(f) shall be in full and final satisfaction of QHAL’s obligation to pay the Outstanding Indebtedness and that following such payment there shall be no External Group Debt.

(h)	The Parties agree that until the full and final satisfaction of QHAL’s obligation to pay the Outstanding Indebtedness in accordance with clause 5.12(g) such amount of the Outstanding Indebtedness as remains to be satisfied pursuant to clause 5.12(g) shall remain outstanding as a debt of QHAL to Affinia Netherlands Holdings B.V.

(i)	Seller shall procure that none of the Seller’s Group will seek to recover the Outstanding Indebtedness from QHAL until the expiry of the relevant period for payment to Seller in accordance with clauses 5.12(b)(i), 5.12(b)(ii) or 5.12(f), as the case may be, and in each case Seller agrees that any action to recover any amount of the Outstanding Indebtedness shall be limited to the amount required to be paid at such time pursuant to such sub-clause.

(j)

If the Colwyn Bay Site has not been sold to either Sitequest Limited or another purchaser within a period of seven (7) years following the Effective Time KGL shall procure the sale of Colwyn Bay Site to Affinia Netherlands Holdings B.V. (or such other Affiliate of Seller as Seller may in its absolute discretion direct) as soon as reasonably practicable following the expiry of such period and the Parties agree that the consideration for such sale shall be the full and final satisfaction of QHAL’s obligation to pay the Outstanding

Indebtedness and that following such payment there shall be no External Group Debt.

5.13	Liabilities in relation to the Colwyn Bay Site

Paragraph 6 of Schedule 18 shall have effect in relation to any liability of the Purchasers in relation to the Colwyn Bay Site.

5.14	Environmental Matters

The provisions of Schedule 18 shall have effect in respect of the obligations of the Parties relating to Environmental Matters.

6.	WARRANTIES

6.1	Seller’s Warranties

(a)	Seller warrants to Purchasers in the terms of the statements set out in Part 1 of Schedule 8 (the “Seller’s Warranties”) and Part 2 of Schedule 8 (the “Tax Warranties”) as at Closing.

(b)	Each Seller’s Warranty and Tax Warranty which is expressed to be given in relation to the Company shall also be deemed to be given in relation to each other member of the Group as if it had been repeated with respect to each such member naming it in place of the Company throughout.

(c)	Each Seller’s Warranty and Tax Warranty is given subject only to matters Disclosed in the Disclosure Letter.

(d)	Without prejudice to clause 11.3, Purchasers acknowledge and agree:

(i)	that Seller does not make any representation or warranty as to the accuracy of any forecasts, estimates, projections, statements of intent or statements of opinion howsoever provided to KGL and/or AHP on or prior to the date hereof (including any information of that nature contained in the Disclosure Letter or in the Data Room). Purchasers acknowledge that no representations or warranties, express or implied, have been given or are given other than Seller’s Warranties and Tax Warranties; and

(ii)	the Seller’s Warranties and Tax Warranties are the only warranties given by the Seller on which the Purchasers may rely in entering into this Agreement.

(e)	Save to the extent it is Disclosed, no fact, matter, event or circumstance of which Purchasers have or may be deemed to have constructive or imputed knowledge shall prejudice any claim by Purchasers under the Seller’s Warranties or operate to reduce any amount recoverable.

(f)	Any Seller’s Warranty qualified by the expression “so far as Seller is aware”, “to the best of Seller’s knowledge” or any similar expression shall, unless otherwise stated, be deemed to be given on the basis of, and limited to, the actual knowledge of those individuals whose names are set out in Schedule 9.

(g)	Notwithstanding anything else to the contrary in this Agreement, Purchasers’ sole and exclusive remedy against Seller for breach of this Agreement (including, for the avoidance of doubt, a breach of Seller’s Warranties and/or the Tax Warranties) shall be a claim for breach of contract.

(h)	The Seller’s Warranties and Tax Warranties shall continue in full force and effect notwithstanding Closing.

(i)	Each Seller’s Warranty and Tax Warranty shall be separate and independent and, save as expressly provided, shall not be limited by reference to any other Seller’s Warranty, Tax Warranty or any other provision in this Agreement.

(j)	Seller agrees with Purchasers:

(i)	that the giving by any Group Company and/or any of their respective officers, employees, agents or advisers (past or present) to Seller or its agents or advisers (past or present) of any information or opinion in connection with Seller’s Warranties, the Tax Warranties, the Tax Indemnity or the Disclosure Letter or in connection with the negotiation and preparation of this Agreement, the Tax Indemnity or the Disclosure Letter shall not be deemed to be a representation, warranty or guarantee to Seller of the accuracy of such information or opinion;

(ii)	except in the case of fraud, to waive any right or claim which it may have against any Group Company and/or any of their respective officers, employees, agents or advisers for any error, omission or misrepresentation in any such information or opinion; and

(iii)	that any such right or claim shall not constitute a defence to any claim by Purchasers under or in relation to this Agreement (including the Seller’s Warranties and Tax Warranties).

(k)	In case of any breach of the Seller’s Warranty at paragraph 3 of Part 1 of Schedule 8 Seller shall pay to Purchasers (and, as an irrevocable third party stipulation, the relevant Group Companies) on demand the amount necessary (on an indemnity basis) to put the relevant Group Companies into the financial position they would have been in if such Seller’s Warranty had not been breached (together with any reasonable costs and expenses incurred by Purchasers and/or the relevant Group Companies in consequence of the breach of such Seller’s Warranty (including the costs of any proceedings arising from such breach)).

6.2	Seller’s disclosures

(a)	Seller’s Warranties and the Tax Warranties are subject to, and Seller shall not be liable for breach of any of Seller’s Warranties and the Tax Warranties in relation to, the following matters:

(i)	any matter contained in this Agreement, or Disclosed in the Disclosure Letter (including the Disclosure Bundle);

(ii)	any matter Disclosed in the Data Room on or prior to 20 November 2009;

(iii)	any matter Disclosed in the Information Memorandum; and

(iv)	all information which would be revealed by a search of the Public Registries on the date two Business Days prior to Closing.

(b)	Subject to the terms set forth in the Disclosure Letter, references in the Disclosure Letter to paragraph numbers shall be to the paragraphs in Schedule 8 to which the disclosure is most likely to relate. Such references are given for convenience only and shall not limit the effect of any of the disclosures, all of which are made against Seller’s Warranties and the Tax Warranties as a whole.

6.3	Purchasers’ Warranties

Purchasers warrant to Seller in the terms of the statements set out in Schedule 11 (the “Purchasers’ Warranties”) and further warrant that, save to the extent Disclosed in the Disclosure Letter, there is no fact, matter, event or circumstance which is known to Purchasers and which to Purchasers’ actual knowledge constitutes a breach of a Seller’s Warranty.

7.	LIMITATION OF SELLER’S LIABILITY

In this clause 7 (unless the context otherwise requires):

a “Claim” means any claim against Seller under the Seller’s Warranties or, unless the context otherwise requires, the Tax Warranties; and

“determination” means a final determination by a court of competent jurisdiction or a final award or decision of a duly appointed arbitrator or expert (as the case may be) from which there is no right of appeal or where the period for making an appeal has expired and no appeal has been made.

7.1	Time limitation for Claims

Save in respect of those Seller’s Warranties in paragraphs 1, 2.1 and 3 of Part 1 of Schedule 8 (which shall be unlimited), Seller shall not be liable in respect of any Claim unless Purchasers give a notice of the Claim to Seller,

(a)	in respect of the Tax Warranties within 7 (seven) years after the Closing Date;

(b)	in respect of Seller’s Warranties set out at paragraph 17 of Part 1 of Schedule 8 (Environmental) within 3 (three) years after the Closing Date; and

(c)	in respect of all other Seller’s Warranties, within 12 (twelve) months after the Closing Date.

7.2	Minimum Claims

Save in respect of those Seller’s Warranties in paragraphs 1, 2.1 and 3 of Part 1 of Schedule 8 (to which this clause 7.2 shall not apply), Seller shall not be liable under the Seller’s Warranties in respect of any individual Claim where the liability agreed or determined in respect of any such Claim does not exceed €20,000 (twenty thousand Euros).

7.3	Aggregate minimum Claims

Save in respect of those Seller’s Warranties in paragraphs 1, 2.1 and 3 of Part 1 of Schedule 8 (to which this clause 7.3 shall not apply), Seller shall not be liable under the Seller’s Warranties in respect of any Claim unless the aggregate amount of all Claims for which Seller would otherwise be liable under the Seller’s Warranties exceeds €300,000 (three hundred thousand Euros); provided that, if such limit is exceeded Seller shall, subject to the other limits contained in this clause 7, be liable for the whole of such aggregate amount and not merely for the excess.

7.4	Maximum liability

Save in respect of those Seller’s Warranties in paragraphs 1, 2.1 and 3 of Part 1 of Schedule 8 (which shall be unlimited), the aggregate liability of Seller in respect of all Claims shall not exceed an amount equal to the aggregate of 25 per cent. of the Bid Value. For the purposes of this limit, the liability of Seller shall be deemed to exclude the amount of all out-of-pocket costs and expenses (together with any VAT thereon) payable by it in connection with the satisfaction, settlement or determination of any such claim.

7.5	Further limitations

(a)	Seller shall not be liable in respect of, and Losses shall not include:

(i)	any liability vis-à-vis any third party which is contingent unless and until such contingent liability becomes an actual liability and is due and payable;

(ii)	any special, indirect or consequential loss save where such are recoverable as part of any claim made by a third party which is the subject of a claim;

(iii)	any claim to the extent allowance, provision or reserve is made in the Final Working Capital Statement or in the Accounts (to the extent that the subject matter of such allowance, provision or reserve is not dealt with in the Final Working Capital Statement and not released prior to the Closing) for the matter giving rise to the claim; or

(iv)	any claim to the extent it has been recovered on the basis of the Purchase Price adjustment set forth in clause 3.

(b)	For the avoidance of doubt, no representation or warranty is made or given by Seller as to the availability or usability of any historic operating losses or other Reliefs relating to the period prior to the Closing Date that may be available to any of the Group Companies and Seller shall not be liable in the event that any such historic operating losses or Reliefs are either unavailable to or not useable by any of the Group Companies.

(c)	In no event shall Seller be liable more than once for the same matter and no regard shall be had to any valuation principle applied by Purchasers in calculating the Bid Value.

(d)	Claims under the Seller’s Warranties, the Tax Warranties or the Tax Indemnity that, in each case, relate to liabilities of QHAL or Quinton Hazell Italia SpA may only be made by KGL.

7.6	Matters arising subsequent to the Closing

Seller shall not be liable in respect of any matter, act, omission or circumstance (or any combination thereof), including the aggravation of a matter or circumstance, to the extent that the same would not have occurred but for:

(a)	any matter or thing done pursuant to this Agreement;

(b)	any act, omission or transaction of Purchasers or any other member of Purchasers’ Group (including the Group), or their respective directors, officers, employees or agents or successors in title, after the Closing;

(c)	the passing of, or any change in, after the Closing, any Law or published administrative practice of any Governmental Authority including without limitation any change in the rates of Taxation or any imposition of Taxation or any withdrawal of relief from Taxation not actually (or prospectively) in effect at the date of this Agreement;

(d)	any change after the Closing of any generally accepted interpretation or application of any Law; or

(e)	any change in accounting or Taxation policy, bases or practice of Purchasers or any other member of Purchasers’ Group introduced or having effect after the Closing save where such change is necessary to conform such policy or practice with applicable Law in force prior to Closing.

7.7	Insurance

Seller shall not be liable in respect of any Claim to the extent that the Losses in respect of which such Claim is made are recovered under a policy of insurance in force at the Closing or would have been so recovered had Purchasers after the Closing put in place or maintained policies equivalent to those the Group had maintained prior to the Closing.

7.8	Purchasers’ right to recover

(a)	Prior to recovery from Seller

If, before Seller pays an amount in discharge of any Claim under this Agreement, Purchasers, the Group or any member of Purchasers’ Group recovers or is entitled to recover (whether by payment, discount, credit, relief, insurance or otherwise) from a third party a sum which indemnifies or compensates Purchasers, the Group or the member of Purchasers’ Group (in whole or in part) in respect of the loss which is the subject matter of the Claim, Seller, shall be entitled to request that Purchasers or any member of Purchasers’ Group takes all reasonable steps to enforce recovery against the third party and:

(i)	in the event that Purchasers comply with such request, any actual recovery (less any reasonable costs incurred in obtaining such recovery) shall reduce or satisfy, as the case may be, such Claim to the extent of such recovery and Seller shall be subrogated to all rights that Purchasers, the Group or the relevant member of the Purchasers’ Group, as the case may be, has or would otherwise have in respect of the claim against the third party; or

(ii)	in the event that Purchasers fail to comply with such request within 5 Business Days, the liability of Seller in connection with such Claim shall be reduced or satisfied, as the case may be, by an amount equal to the amount that Seller or any member of the Seller’s Group or any member of Purchasers’ Group would have been entitled to recover (whether by payment, discount, credit, relief, insurance or otherwise) from such third party.

(b)	Following recovery from Seller

(i)

If Seller has paid an amount in discharge of any Claim under this Agreement and Purchasers, the Group or any other member of Purchasers’ Group subsequently recovers (whether by payment, discount, credit, relief, insurance or otherwise) from a third party a sum which indemnifies or compensates Purchasers, the Group or any other member of Purchasers’ Group (in whole or in part) in respect of the loss which is the subject matter of the Claim, Seller, in its sole discretion (acting reasonably and having consulted in good faith with Purchasers), may require that Purchasers shall or shall procure that each Group Company or other member of Purchasers’ Group shall, pay to Seller, as soon as practicable after receipt an amount equal to:

(a) any sum recovered from the third party less any costs and expenses reasonably incurred in obtaining such recovery or, if less, (b) the amount previously paid by Seller to Purchasers less any Taxation attributable to it.

(ii)	If Seller has paid an amount in discharge of any Claim under this Agreement and Purchasers, the Group or any other member of Purchasers’ Group subsequently is entitled to recover (whether by payment, discount, credit, relief, insurance or otherwise) from a third party a sum which indemnifies or compensates Purchasers, the Group or any other member of Purchasers’ Group (in whole or in part) in respect of the loss which is the subject matter of the Claim, Seller, in its sole discretion, may request that Purchasers procure that all reasonable steps are taken to enforce recovery against the third party and:

(A)	in the event that Purchasers comply with such request, Purchasers shall or shall procure that each Group Company or other member of Purchasers’ Group shall, pay to Seller, as soon as practicable after receipt an amount equal to: (a) any sum recovered from the third party less any costs and expenses reasonably incurred in obtaining such recovery or, if less, (b) the amount previously paid by Seller to Purchasers less any Taxation attributable to it and Seller shall be subrogated to all rights that Purchasers, the Group or the relevant member of the Purchasers’ Group, as the case may be, has or would otherwise have in respect of the claim against the third party; or

(B)	in the event that Purchasers fails to comply with such request within 5 Business Days, Purchasers shall or shall procure that each Group Company or other member of Purchasers’ Group shall, pay to Seller an amount equal to the lower of (a) the amount that Purchasers, the Group or any member of Purchasers’ Group is entitled to recover (whether by payment, discount, credit, relief, insurance or otherwise) from such third party and (b) the amount actually paid by Seller to Purchasers in respect of the relevant Claim.

7.9	The limitations in this clause 7 shall not apply to any Claim which arises as a result of any fraudulent act or omission by Seller.

8.	CLAIMS

8.1	Notification of Claims

If Purchasers or any member of the Group becomes aware of any Claim (or of any matter or circumstance that is likely to give rise to a Claim), Purchasers shall, as soon as reasonably practicable, give a notice in writing of the claim to Seller setting out such information as is available to Purchasers or the Group as is reasonably necessary to enable Seller to assess the merits of the Claim, to act to preserve evidence and to make such provisions as Seller may consider necessary provided that failure to give such notice shall not prejudice the Claim in question.

8.2	Commencement of proceedings

Any Claim notified pursuant to clause 8.1 shall (if it has not been previously satisfied, settled or withdrawn) be deemed to be withdrawn 9 (nine) months after the notice is given pursuant to clause 8.1 unless legal proceedings in respect of it have been commenced by being both issued and served.

8.3	Investigation by Seller

In connection with any matter or circumstance notified by Purchasers pursuant to clause 8.1:

(a)	Purchasers shall allow, and shall procure that each Group Company allows, Seller and its financial, accounting, legal or other advisers (at Seller’s cost) to investigate the matter or circumstance alleged to give rise to such Claim and whether and to what extent any amount is payable in respect of such Claim; and

(b)	Purchasers shall disclose to Seller all material of which Purchasers is aware which relates wholly and directly to the Claim, and shall, and shall procure that all other members of Purchasers’ Group shall, give all such information and assistance (upon reasonable notice and during normal office hours), including access to premises and personnel, and the right to examine and copy or photograph any assets, accounts, documents and records, in each case as Seller or their respective financial, accounting legal or other advisers may reasonably request in connection with the Claim.

8.4	Procedure for third party claims

If the Claim notified pursuant to clause 8.1 is a result of, or in connection with, a claim by or liability to a third party, then:

(a)	no admissions in relation to such third party claim shall be made by or on behalf of Purchasers or any member of Purchasers’ Group and the claim shall not be compromised, disposed of or settled without the express prior written consent of Seller (such consent not to be unreasonably withheld or delayed);

(b)	subject to the written consent of Purchasers, Seller shall be entitled by notice in writing to Purchasers, at its own expense, to take such action as it shall deem necessary to avoid, dispute, deny, defend, resist, appeal, compromise or contest such claim or liability (including making counterclaims or other claims against third parties) in the name of and on behalf of Purchasers or other member of Purchasers’ Group concerned and to have the conduct of any related proceedings, negotiations or appeals; and

(c)	where Purchasers have given their consent pursuant to clause 8.4(b):

(i)	Purchasers shall, and shall procure that any other members of Purchasers’ Group shall give, subject to their being indemnified by Seller in respect of all reasonable out-of-pocket costs and expenses (including reasonable legal costs), all such information and assistance including access to premises and personnel, and the right to examine and copy or photograph any assets, accounts, documents and records, as Seller may reasonably request for the purpose referred to in clause 8.4(b), including instructing such professional or legal advisers as Seller may nominate to act on behalf of Purchasers or other member of Purchasers’ Group concerned but in accordance with the instructions of Seller; and

(ii)	Seller shall keep Purchasers informed of all relevant matters relating to the claim and shall promptly forward or procure to be forwarded to Purchasers copies of all correspondence and other written communications relating to the claim.

(d)	in the event that Purchasers fail to give their consent pursuant to clause 8.4(b) within 5 Business Days of notice from Seller, the liability of Seller in connection with such Claim shall be reduced or satisfied, as the case may be, by an amount equal to the amount of the third party claim.

8.5	Tax Indemnity

If any limits on the liability of Seller under the Tax Indemnity conflict with the provisions of this clause 8 insofar as they may relate to liability for Taxation matters, then the provisions of the Tax Indemnity shall prevail in relation to any such liability.

9.	RESTRICTIONS

9.1	Restrictions on Seller

(a)	Seller undertakes with Purchasers to procure that no member of Seller’s Group (excluding the Group Companies) shall, directly or indirectly, during the Restricted Period:

(i)	undertake any Restricted Activity in the Restricted Territory;

(ii)	induce or seek to induce any person who is or was at the Closing Date a Restricted Employee to become employed whether as employee, consultant or otherwise by any member of Seller’s Group (excluding the Group Companies), whether or not such Restricted Employee would thereby commit a breach of his contract of service, provided that the placing of an advertisement of a post available to a member of the public generally and the recruitment of a person through an employment agency shall not constitute a breach of this clause 9, provided that no member of Seller’s Group instructs or encourages such agency to approach any Restricted Employee.

(b)	The restrictions in clause 9.1(a) shall not operate to prohibit any member of Seller’s Group from:

(i)	undertaking a Restricted Activity in any specific country within the Restricted Territory after such time as:

(A)	Purchasers’ Group ceases to carry on the sale of aftermarket replacement motor vehicle components in such country; or

(B)	the sales of aftermarket replacement motor vehicle components by Purchasers’ Group in such country fall below €200,000 in any 12 month period during the Restricted Period;

(ii)	making sales to any customer of the Group to the extent there exists at the Closing Date a wholly independent trading relationship between such customer and a member of Seller’s Group (excluding the Group Companies) in relation to the sale of filter components;

(iii)	fulfilling any obligation pursuant to this Agreement and any of the Transaction Documents;

(iv)	acquiring the whole or part of any business (whether by way of a purchase of shares or assets) if the turnover attributed to a Restricted Activity does not represent more than 25 (twenty-five) per cent. of the aggregate annual turnover of such acquired business;

(v)	without detracting from clause 9.1(b)(iii), acquiring an interest or being interested in a business which is engaged in a Restricted Activity in respect of which Seller’s Group does not have a majority shareholding or other controlling interest, or the right to nominate the majority of directors or representatives of similar standing to the board of directors or a governing body of similar standing, provided that if such business is listed on any recognised stock exchange, a controlling interest shall be deemed to exist if the interest acquired amounts to 30 (thirty) per cent. or more of the outstanding issued share capital of a company.

(c)	Each of the undertakings contained in this clause 9 is a separate undertaking by Seller and shall be enforceable by Purchasers (on their own behalf and on behalf of each member of Purchasers’ Group) separately and independently of its right to enforce any one or more of the other covenants contained in this clause 9. Seller agrees that the undertakings contained in this clause 9 are reasonable and necessary for the protection of the legitimate interests of Purchasers and any other member of Purchasers’ Group. It is nevertheless agreed that, if any such undertaking shall be found to be void but would be valid if some part were deleted, then such undertaking shall apply with such deletions as may be necessary to make it valid and enforceable. The Parties further agree that, without prejudice to any other remedy which may be available to Purchasers, Purchasers shall be entitled to seek injunctive or other equitable relief in relation to any breach or prospective breach of the undertakings in this clause 9, it being acknowledged that an award of damages may not be an adequate remedy for such a breach.

(d)	For the purposes of this clause 9, “directly or indirectly” shall (without limiting the expression) mean Seller acting either alone or jointly with or on behalf of any other person whether as principal, partner, manager, employee, contractor, director, consultant, investor or otherwise.

(e)	Seller agrees with Purchasers to procure that the other members of Seller’s Group and each of its and their respective officers, senior management and agents is aware of and complies with each of Seller’s undertakings contained in this clause 9.

10.	ANNOUNCEMENTS AND CONFIDENTIALITY

10.1	Announcements

(a)	No communications to the public or press releases relating to this Agreement or the transactions contemplated hereby shall be made by any Party unless such release or statement is previously agreed upon in writing by Seller and Purchasers or is required under any applicable law or any competent, judicial or regulatory authority, or to the extent a Party is subject to the rules and regulations of any recognised stock exchange. If any applicable law or the rules and regulations of any recognised stock exchange or competent, judicial or regulatory authority requires the issuance by any Party of any communication or press release, the Party subject to such requirement shall consult with the other Party in good faith and take into account its comments so far as reasonably practicable prior to issuing any such communication or press release.

(b)	Nothing in clause 10.1(a) shall restrict:

(i)	Purchasers or any Group Company from informing existing customers or suppliers of the Group of the acquisition of the Group by Purchasers after the Closing, provided that Purchasers shall consult with Seller in good faith and take into account its comments so far as reasonably practicable prior to issuing any such communication;

(ii)	any Party from making any disclosure to any of its officers, employees, agents or advisers who are required to receive such disclosure to carry out their duties (conditional upon any such person being informed of the confidential nature of such information and agreeing to keep such information confidential for as long as the disclosing party is obliged to do so in accordance with this clause); or

(iii)	Purchasers or any Group Company from making any disclosure permitted under clause 10.2.

10.2	Confidentiality

(a)

Subject to clause 10.2(b), each of the Parties shall treat as strictly confidential and not disclose or use any information received or obtained as a result of entering into this Agreement (or any of the Transaction Documents) which relates to the provisions of this Agreement and any of the Transaction

Documents or the negotiations relating to this Agreement (and any such other agreement).

(b)	The provisions of clause 10.2(a) shall not prohibit disclosure or use of any information if and to the extent:

(i)	required by law, any competent judicial or regulatory authority, or the rules and regulations of any recognised stock exchange to which any Party is required to comply;

(ii)	required for the purpose of any judicial proceedings arising out of this Agreement or any of the Transaction Documents;

(iii)	the disclosure is made to a Tax Authority in connection with the Tax affairs of the disclosing Party;

(iv)	such information is reasonably necessary to enable a Party’s officers, employees, agents or advisers to enable them to carry out their duties (conditional upon any such person being informed of the confidential nature of such information and agreeing to keep such information confidential for as long as the relevant Party is obliged to do so in accordance with this clause);

(v)	the information is or becomes publicly available (other than by breach of this Agreement);

(vi)	the other Party has given prior written approval to the disclosure or use;

(vii)	the information is obtained free of any restrictions on use or obligations of confidentiality from a third party which is itself, to the knowledge of the disclosing Party, free of any restrictions on use or obligations of confidentiality with respect to that information;

(viii)	the information is independently developed after the Closing; or

(ix)	such information is reasonably required by the relevant financial institutions for the purposes of or in connection with the financing (whether in whole or in part) by Purchasers of the acquisition of the Shares contemplated by this Agreement or the working capital requirements of the Group, provided that, prior to disclosure or use of any information pursuant to clauses 10.2(b)(i), (ii), or (iii), the Party concerned shall promptly notify the other Party of such requirement with a view to providing the other Party with the opportunity to contest such disclosure or use or otherwise to agree the timing and content of such disclosure or use.

(c)	Following Closing, Seller shall use reasonable endeavours to procure that any prospective purchasers of the Shares (excluding Purchasers) who prior to Closing gave confidentiality undertakings to Seller (or any other member of Seller’s Group) (the “Confidentiality Undertakings”) shall destroy all information which Seller (or any other member of Seller’s Group) is entitled to require to be destroyed under the terms of such Confidentiality Undertakings, which shall include, for the avoidance of doubt, Seller giving notice to each such prospective purchaser as soon as reasonably practicable following Closing instructing them to destroy all such information in accordance with the terms of the Confidentiality Undertakings.

(d)	Purchasers shall be entitled by notice in writing to Seller, at their own expense, to take such action as they shall deem necessary (acting reasonably and having consulted in good faith with Seller) in connection with any alleged breach of any of the Confidentiality Undertaking in the name of and on behalf of Seller or other member of Seller’s Group concerned and to have the conduct of any related proceedings, negotiations or appeals.

(e)	Seller shall, and shall procure that any other members of Seller’s Group shall give, subject to their being fully and effectively indemnified by Purchasers in respect of all claims, liabilities, reasonable out-of-pocket costs and expenses (including reasonable legal costs), all such information and assistance as Purchasers may reasonably request for the purpose referred to in clause 10.2(d), including instructing such professional or legal advisers as Purchasers may nominate to act on behalf of Seller or other member of Seller’s Group concerned but in accordance with the instructions of Purchasers and Purchasers shall keep Seller informed of all relevant matters relating to the claim and shall promptly forward or procure to be forwarded to Seller copies of all correspondence and other written communications relating to the claim.

11.	OTHER PROVISIONS

11.1	Further assurances

Each of the Parties shall (and shall use all reasonable endeavours to procure that any necessary third party shall) from time to time execute such documents and perform such acts and things as any Party may reasonably require to transfer the Shares to Purchasers.

11.2	Binding effect; amendments and waivers

(a)	This Agreement shall not have any legal effect until each Party has validly executed this Agreement.

(b)	No amendment to, or waiver of any provision of, this Agreement shall be effective unless in writing and signed by or on behalf of each of the Parties.

11.3	Entire Agreement

(a)	The Transaction Documents constitute the whole and only agreement between the parties relating to the sale and purchase of the Shares.

(b)	Each Party agrees and acknowledges that:

(i)	in entering into this Agreement, it is not relying on any warranty, representation, undertaking, assurance, promise or other commitment of any nature whatsoever (whether or not in writing) made or given by any other Party or any of its Affiliates prior to the entering into of this Agreement which is not expressly set out in this Agreement or any Transaction Document; and

(ii)	except in the case of fraud, no Party shall have any right of action against any other Party arising out of or in connection with any such warranty, representation, undertaking, assurance, promise or other commitment except to the extent that it is repeated in this Agreement or any Transaction Document.

11.4	Assignment

(a)	Except as otherwise expressly provided in this Agreement, no Party may, without the prior written consent of the other Parties, assign, grant any security interest over, hold on trust or otherwise transfer, in whole or in part, any of its rights and obligations under this Agreement.

(b)

Purchasers may assign the benefit of this Agreement to any financial institution for the purposes of, or in connection with, the financing of the acquisition contemplated by this Agreement provided that the liability of Seller to any such assignee shall not be any greater than if no assignment had taken place and no such assignment shall release Purchasers from any of its obligations to Seller.

11.5	Third party rights

Except as expressly provided for in this Agreement, nothing in this Agreement shall confer any rights upon any person that is not a Party or the successor or permitted assignee of a Party to this Agreement.

11.6	Method of payment

Any payment to be made or procured by Seller or by Purchasers under this Agreement shall be effected by crediting for same day value the account specified by the payee to the payer reasonably in advance and in sufficient detail to enable payment by telegraphic or other electronic means to be effected on or before the due date for payment.

11.7	Effect of Closing

The provisions of this Agreement, insofar as the same shall not have been fully performed at the Closing, shall remain in full force and effect notwithstanding the Closing.

11.8	Invalidity

If any provision in this Agreement shall be held to be illegal, invalid or unenforceable, in whole or in part, under any enactment or rule of law, such provision or part shall to that extent be deemed not to form part of this Agreement but the legality, validity and enforceability of the remainder of this Agreement shall not be affected. To the extent permitted by law, such provision shall be deemed substituted by provisions: (i) that are valid, legal and enforceable; and (ii) the operation and effect of which are as similar as possible to the provisions they substitute for.

11.9	Costs

Unless this Agreement provides otherwise, all costs that a Party has incurred or must incur in preparing, concluding or performing this Agreement are for its own account. All stamp, transfer, registration, sales and other similar Taxes, filing fees (including merger clearance filings), duties and charges and all notarial fees arising as a result of this Agreement and payable in connection with the sale or purchase of the Shares under this Agreement shall be paid by Purchasers.

11.10	No Withholding

(a)	All sums payable under this Agreement shall be paid free and clear of all deductions or withholdings for or on account of Tax whatsoever save only as may be required by law. If any such deductions or withholdings are required by law from any sums payable by either Party under this Agreement (excluding for the avoidance of doubt any sums payable in respect of the Purchase Price) such Party shall pay such sum as will, after such deduction or withholding has been made, leave the amount which would have been received in the absence of any such requirement to make a deduction or withholding.

(b)	If any sum paid by a Party as a result of the obligations in this Agreement (excluding for the avoidance of doubt any payments in respect of the Purchase Price) is, or but for the availability of any Relief would be, subject to Taxation such Party shall pay such sum as will, after subtraction of an amount equal to that Taxation, leave a sum equal to the amount that would otherwise be payable under that obligation.

11.11	Notices

(a)	Notices and other statements in connection with this Agreement and any other agreement that is connected with this Agreement (unless the parties expressly agree otherwise) shall be: (i) written in the English language; (ii) delivered by hand or courier to the recipient’s address as set forth below or to such other address as a Party may notify to the other Parties from time to time; and (iii) shall be given:

if to Seller to:

Affinia Group Inc.

1101 Technology Drive

Ann Arbor

Michigan 48108

United States of America

Attention: General Counsel

and

if to Purchasers to:

Klarius Group Limited

Manitube Plant

Brookhouse Industrial Estate

Stoke-on-Trent

Staffordshire ST10 1UF

Attention: Dave Cheetham

(b)	A notice shall be effective upon receipt and shall be deemed to have been received at the time of delivery.

(c)	Seller irrevocably agrees that any Service Document may be sufficiently and effectively served on it in connection with any proceedings, suit or action arising out of or in connection with this Agreement or any Transaction Document in England and Wales by service on its agent, Gravitas Nominees Limited, if no replacement agent has been appointed and notified to Purchasers pursuant to sub-clause 11.11(f), or on the replacement agent if one has been appointed and notified to Purchasers.

(d)	Any Service Document served pursuant to this clause shall be marked for the attention of:

(i)	Gravitas Nominees Limited at 110 Cannon Street, London EC4N 6AR or such other address within England or Wales as may be notified to Purchasers by Seller; or

(ii)	such other person as is appointed as agent for service pursuant to sub-clause 11.11(f) at the address notified pursuant to sub-clause 11.11(f).

(e)	Any document addressed in accordance with sub-clause 11.11(f) shall be deemed to have been duly served if delivered by hand, or courier, at the time of delivery.

(f)	If the agent referred to in sub-clause 11.11(c) (or any replacement agent appointed pursuant to this sub-clause) at any time ceases for any reason to act as such, Seller shall appoint a replacement agent to accept service having an address for service in England or Wales and shall notify Purchasers of the name and address of the replacement agent.

(g)	A copy of any Service Document serve on an agent pursuant to this clause 11.11 shall be sent by courier to Seller at its address for the time being for the service of notices and other communications under this clause 11.11, but no failure or delay in so doing shall prejudice the effectiveness of service of the Service Document in accordance with the provisions of sub-clause 11.11(c).

(h)	For the purposes of this clause 11.11, “Service Document” means a writ, summons, order, judgment or other process issued out of the courts of England and Wales in connection with any proceedings.

11.12	Joint and several

Unless expressly provided otherwise in this Agreement, all liabilities and obligations of KGL and AHP under this Agreement shall be joint and several.

12.	GOVERNING LAW AND SUBMISSION TO JURISDICTION

12.1	Governing law

(a)	This Agreement and the Transaction Documents, save as expressly otherwise provided therein, shall be governed by and construed in accordance with the laws of England and Wales.

(b)	The Parties hereby submit to the non-exclusive jurisdiction of the High Court in England and Wales.

12.2	Dispute Resolution

(a)	With the exception of (i) disputes with regard to the determination of the Final Working Capital Statement pursuant to clause 3.5 and 3.6, which are to be resolved by the Neutral Auditors in accordance with clause 3.5; and (ii) disputes with regard to factual or technical matters relating to the application of Schedule 18, which are to be resolved by the expert appointed pursuant to paragraph 5 of Schedule 18, Seller and Purchasers shall attempt in good faith to resolve promptly any dispute arising out of or relating to this Agreement by negotiation. If the matter cannot be resolved in the normal course of business any interested Party shall give the other relevant Party notice of any such dispute not resolved, after which the dispute will be referred to senior executives of the Parties, who shall similarly attempt to resolve the dispute.

(b)	If the dispute referred to in clause 12.2(a) has for whatever reason not been resolved by negotiation within 20 (twenty) Business Days of the disputing Party’s notice, either party shall be entitled to pursue the available remedies in any court of competent jurisdiction.

SIGNED by or on behalf of the parties.

SIGNED by
for and on behalf of BRAKE PARTS INC.	/s/ Thomas H. Madden

SIGNED by for and on behalf of KLARIUS GROUP LIMITED	/s/ Tony Wilson

SIGNED by for and on behalf of AUTO HOLDING PARIS S.A.S.	/s/ David Cheetham